FORWARD PHARMA

REPORT OF THE BOARD OF DIRECTORS ON SIGNIFICANT EVENTS SINCE THE PRESENTATION OF THE LATEST ANNUAL REPORT

In connection with the proposal to decrease the share capital of Forward Pharma A/S (the "Company") with DKK 3,774,719.92 from DKK 4,718,399.90 to DKK 943,679.98 at a premium rate and pay the proceeds in the total amount of EUR 917.729 million to the shareholders, cf. Section 188(2), cf. Subsection 1(2), of the Danish Companies Act, the Board of Directors reports that since the presentation of the annual report for 2016 on April 17, 2017, the following events of significant importance to the Company's position have taken place, cf. Section 185, cf. Section 156(2)(2) of the Danish Companies Act:

- On May 30, 2017, the Company filed the notice of appeal of the United States Patent Trial and Appeal Board's decision that ended the interference proceeding between the Company's 11/576,871 patent application and an issued patent held by a subsidiary of Biogen Inc. The appeal was filed to the U.S. Court of Appeals for the Federal Circuit and seeks to have the decision overturned and the interference reinstated.

- On June 30, 2017, the Company entered into a series of restructuring agreements to effect part of the corporate restructuring plan substantially in the form set forth in Appendix D to the Settlement and License Agreement, dated January 17, 2017, by and among the Company, Biogen Swiss Manufacturing GmbH, Biogen International Holding Ltd. and certain other parties named therein.

The Board of Directors further noted that in the annual report for 2016, in particular in the notes thereof, events of significant importance to the company's position that had taken place after the end of the financial year 2016 and until April 17, 2017 have been described. In context of the proposed capital reduction, it is particularly noted that in the annual report for 2016 it is disclosed that:

On February 1, 2017, the said Settlement and License Agreement with Biogen and certain additional parties became effective. The Settlement and License Agreement provides Biogen with a co-exclusive license in the United States, and an exclusive license outside the United States, to the Company's intellectual property, effective as of February 9, 2017. In accordance with the Settlement and License Agreement, Biogen paid the Company a non-refundable fee of USD 1.25 billion in February 2017. It is part of the proceeds of this payment, which form the basis of the premium to be paid to the shareholders in connection with the proposed capital decrease.

July 17, 2017

The Board of Directors